

April 28, 2011

John K Martin, Jr.
Executive Vice President, Chief Financial Officer
Time Warner Inc.
One Time Warner Center
New York, NY 10019

> **Re: Time Warner Inc.**
> **Form 10-K: For the Fiscal Year Ended December 31, 2010**
> **Filed February 18, 2011**
> **File No. 001-15062**

Dear Mr. Martin:

We have reviewed your filings and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis, page 39

Results of Operations, page 44

2010 vs. 2009, Page 46

Business Segment Results, page 49

1. You cite a number of factors affecting the comparison of revenues, costs of revenues and selling, general and administrative expenses within each segment but do not quantify their effects. Please quantify all factors cited so that investors may have an understanding of the magnitude and relative effect of each on your results. Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance. Provide us with your intended revised disclosure.

2. We believe investors would have better insight into the results of each segment if you quantify, preferably in comparative tabular fashion, the individual major components within costs of revenues and selling, general and administrative expenses, accompanied by the

John K Martin, Jr.
Time Warner Inc.
April 28, 2011
Page 2

appropriate level of analysis. As programming costs appear to be significant to your networks segment and manufacturing costs appear to be significant to your publishing segment, and these costs appear to consist of several types of components, we believe a separate comparative table of the components of each accompanied by an appropriate level of analysis would also be useful. We also believe comparative tables at the consolidated level for all of the above mentioned costs and expenses would provide a useful summary for investors. Please revise your disclosure accordingly, and provide us with your intended revised disclosure.

3. We believe your disclosure would provide investors with greater insight into your results, particularly for trending purposes and discerning future prospects, if your discussion of the factors cited as causes of variances included the underlying reasons associated with the factors. Following are examples of factors cited where expanded disclosure would be helpful:

- "audience delivery at Turner's domestic news networks" on page 49 under Networks – reason for lower audience delivery, for example, due to lower viewership, management's decision to reduce the delivery and reason for such;
- "higher original programming and sports programming costs" on page 49 under Networks – reason for the higher programming costs, for example, added or more programming provided, identified components within programming were more costly and reason for such, the scale of production for identified programs was greater thereby requiring a greater level of costs;
- "higher marketing expenses, increased costs associated with acquisitions" on page 49 under Networks – reason for higher marketing expenses; reason for increased costs associated with acquisitions, for example, due to greater acquisition activity, costs to conduct activities increased and reason why, scale of identified acquisitions was greater thereby requiring a greater level of costs;
- "higher film costs due mainly to higher television products costs" on page 51 under Filmed Entertainment – reason for higher television product costs, for example, added or more television product provided, identified components within product costs were more costly and reason for such, the scale of production for identified products was greater thereby requiring a greater level of costs;
- "increased costs associated with acquisitions" on page 52 under Filmed Entertainment – reason for increased costs associated with acquisitions, for example, due to greater acquisition activity, costs to conduct activities increased and reason why, or scale of identified acquisitions was greater thereby requiring a greater level of costs; and
- "lower marketing expenses, lower pension expenses" on page 53 under Publishing – reason for the lower marketing and pension expenses.

Please revise your disclosure accordingly, and provide us with your intended revised disclosure.

4. We note several references to titles in regard to revenues within Networks and Filmed Entertainment. However, the relative contribution to the results of each period is not clear. Please revise to clarify such, and provide us with your intended revised disclosure. We believe including a clearer indication of those that are new releases/offerings/series in the respective periods or continuation of existing products, as well as discussing the impact of differences in pricing and providing more context in regard to the extent of demand/viewership or availability, would be useful.

Networks, page 49

5. Please explain to us and disclose what "yield management" means, how it impacts advertising revenues, and how it is managed.

6. Please explain to us, and disclose as appropriate, why you anticipate that operating income growth at the Networks segment for the first quarter of 2011 will be negatively affected by increased programming costs associated with Turner's investment in the NCAA Tournament Games programming and the extent of such affect.

Notes to Consolidated Financial Statements, page 77

Note 16: Commitments and Contingencies, page 121

Contingencies, page 124

7. It appears that the various matters disclosed are significant to investors. We note you state that you are unable to reasonably estimate the associated possible loss or range of loss. It is not clear why this is the case given the different stages of the matters, in particular, those that have existed for over three or more years. On this basis, it seems unlikely that none of the open matters would be at a stage where such estimation would not be possible. For matters that are in the early stage of litigation, disclosing known amounts associated with litigation, with discussion as to why you believe such amounts may be excessive or questionable, may provide meaningful information to enable an investor to understand the magnitude of the matter. In view of this, please revise your disclosure to either provide the reasonably possible loss or range of possible losses, which may be aggregated for the matters in which estimation is possible, or provide explicit disclosure for each matter that you are unable to estimate the loss or range of possible loss and the reasons why you are unable to provide an estimate. Further, if you cannot estimate the possible loss or range of possible losses, consider providing additional disclosure that would allow an investor to evaluate the potential magnitude of the matter, for example, the damage, claim or award sought. Please provide us with your intended revised disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at 202-551-3309 with any questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief